Cubios Inc



ANNUAL REPORT

5602 Marquesas Circle #207

Sarasota, FL 34233

0

www.wowcube.com

This Annual Report is dated April 27, 2022.

BUSINESS

Cubios, Inc. is a Delaware corporation and is the creator of the WOWCube ® entertainment system — the first-in-class immersive-reality innovative console and the gaming platform providing a unique experience of interacting with the digital world as if it's a real object by twisting, shaking, and tilting it. CubiOS Inc. focuses on design, development, marketing, and distribution of hi-tech consumer robotic toys and entertainment game platforms. It is an independent R&D and manufacturing company, developing breakthrough technologies and innovations, and building the ecosystem around the WOWCube ® entertainment system. The CubiOs Studio is the company's game-design lab that creates next-gen digital apps & widgets running on the WOWCube ® entertainment console.

Cubios, Inc., a California corporation was originally incorporated on April 11, 2017. On June 28, 2021, Cubios, Inc., a Delaware corporation was formed and merged with the California entity such that the Delaware entity was the surviving entity.

Company is currently operating in the pre-revenue stage.

The company owns the IP. We have 14 utility patents awarded to date in the US, European Union, Japan, Korea, China, Australia and Russia. We have 30+ utility and design patent applications pending in these and some other jurisdictions (including Brazil, Mexico, India). The first filing are centered around innovative hardware features (unique magnetic connectors enabling device transformability); recent filings include innovative UX features leveraging the console's unique topology.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $2,031,313.45
Number of Securities Sold: 2,518,850
Use of proceeds: funding company operation
Date: March 31, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $3,082,181.22
Number of Securities Sold: 749,482
Use of proceeds: funding company operation (certain shares recently issued are not included in amount outstanding or included in valuation calculation)
Date: July 12, 2021
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $600,000.00
Use of proceeds: funding company operations
Date: September 01, 2019
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $1,100,000.00
Use of proceeds: funding company operations
Date: March 01, 2021
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

How long can the business operate without revenue:

The latest round of financing (Round A, July 2021) allows company to operate for at least 20 months at the current level of expenses without revenue generation.

Foreseeable major expenses based on projections:

The major expenses for the next 2 years will be the marketing costs, launching the product, and manufacturing.

Future operational challenges:

An unpredicted increase in product demand could result in manufacturing scalability challenges.

Future challenges related to capital resources:

These challenges will be unlikely but potential challenges include:

- delay Brazilian Tectoy 50K devices contract

- delay sales launch campaign

- delay to sign top-tier taiwanese electronics manufacturing company for production of our devices

- fail to sign retailers in the United States for distribution

- weak demand for WowCube Entertainment system

- educational toys market stagnation

- warranty issues exceeding our projections

- supply chain shortage extending

Future milestones and events:

Below represents the milestone goals for the company:

June 2022 - Brazilian Tectoy 50K devices contract

May 2022 - successful preorder campaign launch

End 2022 - manufacturing, licensing, delivering first orders

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $1,990,162.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: BACHIASHVILI GEORGE
Amount Owed: $29,985.00
Interest Rate: 1.0%
Maturity Date: December 31, 2025

Debtor: Maxim Filin
Amount Due: $25,000
Interest Rate: 1.0%
Maturity Date: December 31, 2022

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Max Filin

Max Filin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder & CEO

Dates of Service: February 01, 2020 - Present

Responsibilities: • Leading the development of the company's short- and long-term strategy • Creating and implementing the company or organization's vision and mission • Setting strategic goals and making sure they are measurable and describable • Participating in industry-related events or associations that will enhance the leadership skills, the organization's reputation, and the organization's potential for success. • Work with finance team to develop a solid cash flow projection and reporting mechanism, which includes setting a minimum cash threshold to meet operating needs. • Optimize the handling of banking relationships and work closely with CTO, CFO to foster and grow strategic financial partnerships. • Create, improve, implement, and enforce policies and procedures of the organization that will improve operational and financial effectiveness of the company. • Help with recruiting new staff members when necessary. • Create an environment that promotes great performance and positive morale. • Work with senior stakeholders, CTO, CFO, CLO, CIPO, and other executives. • Identify and address problems and opportunities for the company. • Oversee day-to-day operation of the company. • Act as a strategic advisor and consultant offering expert advice on contracts, negotiations, or that the corporation may enter into. Max Filin has a monthly salary of $12.000 and equity compensation of 1042 of shares

Other business experience in the past three years:

Employer: Cubios, Inc.

Title: CPO COO

Dates of Service: May 01, 2019 - June 15, 2021
Responsibilities: "• Supervising all daily operations of the company, including, marketing and sales, excluding IT • Preparing and presenting reports to the Chief Executive Officer • Working closely with the Chief Executive Officer and Chief Financial Officer on all matters related to the business • Performing employee reviews and developing corrective action plans if needed • Developing and implementing strategies, procedures and business plans needed to enhance company growth • Working with the executive team to set company performance goals • Cultivating and providing opportunities for rising talent within the organization • Maintain supply chain and hardware manufacturing process"

Other business experience in the past three years:

Employer: Merlion

Title: Product Team Lead

Dates of Service: June 01, 2008 - May 01, 2019
Responsibilities: "Devised new business strategies including company procurement strategy. Sourced new suppliers. Ensured company obtained the best possible price for goods and services. Developed cost-efficiency strategy and direct partnerships. Control of the full cycle of launching Private Brands products in to the Russian market. Such as choosing a products, sourced new suppliers, contracts, design, certification, purchase planning, production, quality control, logistics, pricing, defined sales strategy, choosing of distribution channels, marketing, promotion and sales development, negotiation with major customers, retail chains, online network, mobile operators, sub-disties. Coordinated with various groups in different countries to resolve and reduce operational and manufacturing problems to minimize costs. For the following product categories - Smart Phones, Tablet PC, Notebooks, Smart Home and Security Products, Portable Digital Projectors, GPS/Glonass navigation systems, DVR, e-books, DPF, MP3/MP4 players, In-car Electronics, FM transmitters, Drawing boards, Kids Tablets, CCTV Systems) Control of local production of Computer cases and Power Supplies Classical Distribution (Overseas purchasing in Asia, US, Europe) DVR , Wearable Electronics, PSU, Computer Chassis, Keyboards, Mice, Speakers. Etc. "

Name: Ilya Osipov

Ilya Osipov's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder & President

Dates of Service: April 11, 2017 - Present

Responsibilities: "• Oversee all other executives and staff within the organization. • Meet with board of directors and other executives to determine if company is in accordance with goals and policies. • Oversee budgets. • Develop business investment and capitalization. • Direct the organization's financial goals, objectives, and budgets. • Implement the organization's guidelines on a day-to-day basis. • Preside over quality control. • Hire, train, and terminate employees. • Develop and implement strategies and set the overall direction of a certain area of the company or organization. • Oversee the investment of funds and manage associated risks, supervise cash management activities, execute capital-raising strategies to support a firm's expansion, and deal with mergers and acquisitions. • Provide visionary and strategic leadership for the organization. • Collaborate with the board of directors to develop the policies and direction of the organization. • Ensure members of the Board of Directors have the information necessary to perform their fiduciary duties and other governance responsibilities. • Develop and maintain relationships with other companies, industry, and government officials that are in the best interest of the company. • Provide adequate and timely information to the Board to enable it to effectively execute its oversight role. • Direct staff, including organizational structure, professional development, motivation, performance evaluation, discipline, compensation, personnel policies, and procedures. "

Position: CTO

Dates of Service: February 01, 2020 - Present

Responsibilities: "• examines the short and long term needs of an organization, and utilizes capital to make investments designed to help the organization reach its objectives... • performs as the highest technology executive within the company and leads the technology /engineering organization • maintains a working familiarity with regulatory and intellectual property (IP) issues (e.g. patents, trade secrets, license contracts); interfaces with legal counsel to incorporate these considerations into strategic planning and inter-company negotiations. Ilya Osipov has a monthly salary of $12.000

Other business experience in the past three years:

Employer: i2istudy.com

Title: CEO

Dates of Service: May 01, 2013 - October 01, 2019
Responsibilities: • Leading the development of the company's short- and long-term strategy • Creating and implementing the company or organization's vision and mission • Setting strategic goals and making sure they are measurable and describable • Participating in industry-related events or associations that will enhance the leadership skills, the organization's reputation, and the organization's potential for success. • Work with finance team to develop a solid cash flow projection and reporting mechanism, which includes setting a minimum cash threshold to meet operating needs. • Optimize the handling of banking relationships and work closely with CTO, CFO to foster and grow strategic financial partnerships. • Create, improve, implement, and enforce policies and procedures of the organization that will improve operational and financial effectiveness of the company. • Help with recruiting new staff members when necessary. • Create an environment that promotes great performance and positive morale. • Work with senior stakeholders, CTO, CFO, CLO, CIPO, and other executives. • Identify and address problems and opportunities for the company. • Oversee day-to-day operation of the company. • Act as a

strategic advisor and consultant offering expert advice on contracts, negotiations, or that the corporation may enter into.

Other business experience in the past three years:

Employer: Trident Invents LLC

Title: Inventor

Dates of Service: April 01, 2018 - Present
Responsibilities: Puzzle Inventor: Auzzle, Oz-Cube & TrueChallenge puzzles.

Name: Alexander Yurasov

Alexander Yurasov's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Engineering Officer, Chief Research and Development Officer, Head of Development

Dates of Service: October 15, 2018 - Present

Responsibilities: • Leading the development of the software dev short- and long-term strategy • Design and implement business strategies, plans and procedures • Set comprehensive goals for performance and growth • Lead engineers to encourage maximum performance and dedication • Evaluate performance by analyzing and interpreting data and metrics • Write and submit reports to the CEO in all matters of importance • Manage relationships with partners/vendors/3rd party companies • Hiring of software and hardware engineers, test engineers, designers and other technical staff • Manage full cycle of all areas of company software development: mobile apps, website, WOWCube applications, platform development, design • Project, Strategic, People and Risk management activities • Oversee day-to-day operation of the R&D departments in the company • Collaborating with colleagues to implement policies and develop improvements • Setting goals for departments and individual managers • Organize and coordinate inter- and intradepartmental operations • Oversee resource allocation and budgeting • Provide guidance to subordinate staff and evaluate performance • Assume responsibility for timely reporting to senior management or regulatory agencies • Participating in industry-related events or associations that will enhance the leadership skills, the organization's reputation, and the organization's potential for success. • Assist in other tasks (e.g. fundraising) as assigned Alexander Yurasov has a monthly salary of $7.000 and equity compensation of 759 of shares

Other business experience in the past three years:

Employer: Orion Innovation

Title: Line Manager / Senior Project Manager

Dates of Service: March 01, 2016 - December 01, 2020

Responsibilities: Management of full cycle projects (dev, test, support teams). Carrying out several projects at the same time (3-5) lasting from couple months to several years.

Name: Mikhail Soloviev

Mikhail Soloviev's current primary role is with Roostify Inc. Mikhail Soloviev currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: CFO

Dates of Service: December 01, 2020 - Present

Responsibilities: Short-term ongoing tasks: - manage accounting and treasury function - systems oversight (Quickbooks, Brex, Carta) - taxes and statutory reporting - provide managerial reporting - manage short-term cash planning Long-term and strategy: - maintain financial models for long-term scenarios - provide financial planning support for investment rounds - develop compensation methodology to support options grants and future hiring Mikhail Soloviev has a monthly salary of $4.000

Other business experience in the past three years:

Employer: Roostify Inc

Title: Director of FPA

Dates of Service: May 01, 2017 - Present
Responsibilities: Responsible for Company planning, reporting, analysis

Name: Dmitry Burkovskiy

Dmitry Burkovskiy's current primary role is with Xsolla. Dmitry Burkovskiy currently services 8 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: July 31, 2021 - Present

Responsibilities: "• Makes decisions as a fiduciary on behalf of Preferred Class A Stcock shareholders • Hiring and firing of senior executives, • Dividend policies, options policies, and executive compensation. • Helping a corporation set broad goals, supporting executive duties, and ensuring the company has adequate, well-managed resources at its disposal. • Oversight of management's actions to ensure that the company's vision is being adhered to. Dmitry Burkovskiy has no salary and no equity compensation

Other business experience in the past three years:

Employer: Xsolla

Title: VP, Global Business Development

Dates of Service: October 01, 2012 - March 01, 2019
Responsibilities: Business development for Xsolla, focusing on bringing new partners and keeping current clients satisfied.

Other business experience in the past three years:

Employer: Xsolla

Title: Chief Investment Officer

Dates of Service: March 01, 2019 - Present
Responsibilities: Oversee all funding initiatives for Xsolla, the video game commerce company that helps developers and publishers market, sell, connect and optimize their games globally.

Other business experience in the past three years:

Employer: Joystick Ventures

Title: Managing Partner

Dates of Service: December 01, 2019 - Present
Responsibilities: green light for future transactions; final approval of investment transactions; decision-making on companies purchase; fundraising and negotiations.

Other business experience in the past three years:

Employer: Xsolla Capital

Title: Partner

Dates of Service: July 01, 2016 - May 01, 2019
Responsibilities: green light for future transactions; final approval of investment transactions; decision-making on companies purchase; fundraising and negotiations.

Name: Alexey Stepanov

Alexey Stepanov's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operating Officer

Dates of Service: January 27, 2021 - Present

Responsibilities: In charge of operations including manufacturing, sales, and marketing. Salary is $5,500 USD monthly and equity is 17,457 shares of common stock.

Other business experience in the past three years:

Employer: MiTAC Europe

Title: Head of Business Development

Dates of Service: March 04, 2013 - December 11, 2020
Responsibilities: Business Development in Russia and CIS region

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Ilya Osipov
Amount and nature of Beneficial ownership: 1,023,333
Percent of class: 23.3

RELATED PARTY TRANSACTIONS

Name of Entity: Max Filin
Relationship to Company: Officer
Nature / amount of interest in the transaction: Promissory Note - $25,000
Material Terms: On February 3, 2022, the Company received a Promissory Note agreement with a borrower, Maxim Filin, the CEO of the company, in the amount of $25,000. The note bears an interest rate of 1% and has a maturity date set on December 31, 2022

OUR SECURITIES

Common Stock

The amount of security authorized is 10,000,000 with a total of 3,571,875 outstanding.

Voting Rights

1 vote per share

Material Rights

The amount outstanding includes 139,481 outstanding and unvested options (as of launch date).

The amount outstanding includes 913,544 shares reserved for issuance under the Company's Stock Incentive Plan (as of launch date).

The Company has recently issued 869,752 options out of the Company's Stock Incentive Plan. There are now 1,009,233 options outstanding and 42,373 shares reserved for issuance under the Company's Stock Incentive Plan. These options are not taken into account in the valuation calculation.

Dividends

The directors of the corporation, subject to any restrictions contained in (a) the General Corporation Law of Delaware or (b) the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock.

Preferred Stock

The amount of security authorized is 1,077,664 with a total of 674,736 outstanding.

Voting Rights

The holders of Series A Preferred Stock shall vote together with the holders of common Stock as a single class an on an as-converted to Common Stock basis.

Material Rights

The company has recently issued 74,746 Series A Preferred Stock which are not included in the amount outstanding or factored into the valuation calculation.

Dividends

The holders of then oustanding shares of Series A Preferred Stock shall be entitled to receive, only when, as and if declared by the Board of Directors, out of any funds and assets legally available therfor, dividencs at the rate of 6% of the Original Issue Price, rounded up to the nearest full cent, for each share of Series A Preferred Stock, prior and in preference to any declaration or payment of any other dividend (other than dividends on shares of Common Stock payable in shares of Common Stock). (See Exhibit F for additional detail.)

Liquidation Preference

In the event of a liquidation event, holders of Series A Preferred Stock shall be entitled to payment prior to the holders of Common Stock. (See Exhibit F for additional detail.)

Conversion Rights

Holder of Series A Preferred Stock shall have the right, at the option of the holder thereof, to convert their shares of Series A Preferred Stock into a certain amount of shares of Common Stock. (See Exhibit F for additional detail.)

Non-Voting Common Stock

The amount of security authorized is 500,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

Dividends

The directors of the corporation, subject to any restrictions contained in (a) the General Corporation Law of Delaware or (b) the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Non-Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational toy industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Non-Voting Common Stock in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our products currently under development are centered around single activity, providing a platform for recreational activities. Our revenues are therefore dependent upon the market for recreational activities.

We may never have an operational product or service

It is possible that there may never be an operational gaming console or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in recreational activities. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our gaming console. Delays or cost overruns in the development of our gaming console and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

Cubios, Inc. was transformed into Delaware Corporation on July 28, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Cubios, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next

3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns 14 patents, 2 trademarks in 13 jurisdictions, multiple copyrights registrations, 15 Internet domain names, and significant number of trade secrets. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. Patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if some of our trademarks and copyrights are deemed unenforceable, the Company will have to expense significunt funds to complement its enforceable IP portfolio. This would cut affest our bottom line significantly.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Cubios, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Cubios, Inc. could harm our reputation and materially negatively impact our financial condition and business.

It may be difficult to effect service of process and enforce judgments against directors and officers in Russia.

Several of our executive officers and/or directors are nonresidents of the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against those persons.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 27, 2022.

Cubios Inc

By   /s/ *Maxim Filin*

   Name: Cubios, Inc.

   Title: CEO

Exhibit A

FINANCIAL STATEMENTS

CUBIOS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 1

FINANCIAL STATEMENTS:

Balance Sheet 2

Statement of Operations 3

Statement of Changes in Stockholders' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Cubios, Inc.
San Rafael, California

We have reviewed the accompanying financial statements of Cubios, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

March 11, 2022
Los Angeles, California

CUBIOS INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	1,990,163	$	267,718
Due from related parties		288		10,000
Total current assets		**1,990,451**		**277,718**
Intangible assets		7,280		8,320
Total assets	$	**1,997,731**	$	**286,038**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	-	$	58,363
Credit Card		24		185
Current portion of loan		29,985		39,985
Convertible Note		-		649,452
Other current liabilities		134,631		70,299
Total current liabilities		**164,640**		**818,283**
Total liabilities		**164,640**		**818,283**
STOCKHOLDERS EQUITY				
Common Stock		252		219
Preferred Stock - Round A		74		-
Treasury Stock		(614)		-
Additional Paid In Capital		6,959,284		2,011,583
Retained earnings/(Accumulated Deficit)		(5,125,905)		(2,544,048)
Total stockholders' equity		**1,833,091**		**(532,245)**
Total liabilities and stockholders' equity	$	**1,997,731**	$	**286,038**

See accompanying notes to financial statements.

CUBIOS INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net revenue	$ -	$ -
Cost of goods sold	-	-
Gross profit	-	-
Operating expenses		
General and administrative	913,654	478,012
Research and development	1,463,382	671,574
Sales and marketing	200,903	69,998
Total operating expenses	2,577,938	1,219,584
Operating income/(loss)	(2,577,938)	(1,219,584)
Interest expense	26,995	46,745
Other Loss/(Income)	(10,000)	(3)
Income/(Loss) before provision for income taxes	(2,594,933)	(1,266,325)
Provision/(Benefit) for income taxes	(13,077)	-
Net income/(Net Loss)	**$ (2,581,856)**	**$ (1,266,325)**

See accompanying notes to financial statements.

CUBIOS INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Preferred Stock - Series A Shares	Preferred Stock - Series A Amount	Additional Paid In Capital	Treasury Stock	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2019	**1,896,549**	**$ 190**			**$ 1,175,610**		**$ (1,277,723)**	**$ (101,923)**
Issuance of common stock	298,117	30			820,003			820,033
Shared-Based Compensation	**0**	**0**			15,970			15,970
Net income/(loss)							(1,266,325)	(1,266,325)
Balance—December 31, 2020	2,194,666	219		-	2,011,583		$ (2,544,048)	**$ (532,245)**
Issuance of Stock	325,603	33	402,890	40	2,806,992			2,807,065
Conversion of Convertible Note into Preferred Stock' Series A			337,664	34	2,114,874			2,114,908
Shared-Based Compensation	-	-	-	-	25,834	-		25,834
1,981 shares repurchased						(614)		(614)
Net income/(loss)							(2,581,856)	(2,581,856)
Balance—December 31, 2021	2,520,269	**$ 252**	740,554	**$ 74**	**$ 6,959,284**	**$ (614)**	**$ (5,125,905)**	**$ 1,833,091**

See accompanying notes to financial statements.

CUBIOS INC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(2,581,856)	$	(1,266,325)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		1,040		1,040
Shared-based compensation		25,834		15,970
EIDL loan forgivness		(10,000)		
Changes in operating assets and liabilities:				
Accounts payable and accrued expenses		(58,363)		(13,723)
Due from related parties		9,712		90,000
Credit Cards		(161)		(206)
Other current liabilities		64,332		50,113
Net cash provided/(used) by operating activities		**(2,549,462)**		**(1,123,131)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of intangible assets		-		-
Net cash provided/(used) in investing activities		**-**		**-**
Issuance of Stock		4,272,521		820,033
Share repurchase		(614)		
Borrowing on Convertible Note		-		456,760
Borrowing on Loan		-		39,985
Repayment of Shareholder Loan		-		(1,000)
Net cash provided/(used) by financing activities		**4,271,907**		**1,315,778**
Change in cash		1,722,445		192,647
Cash—beginning of year		267,718		75,071
Cash—end of year	**$**	**1,990,163**	**$**	**267,718**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	26,995	$	46,745
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Cubios Inc. was incorporated on April 11, 2017, in the state of Delaware. The financial statements of Cubios Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Rafael, California.

The company is the creator of the WOWCube ® entertainment system, the first-in-class immersive-reality innovative console and the gaming platform, providing a unique experience of interacting with the digital world as if it's a real object by twisting, shaking, and tilting it. CubiOS Inc. is based in Sarasota, FL and focuses on design, development, marketing, and distribution of hi-tech consumer robotic toys and entertainment game platforms. It is an independent R&D and manufacturing company, developing breakthrough technologies and innovations, and building the ecosystem around the WOWCube ® entertainment system. The CubiOs Studio is the company's game-design lab that creates next-gen digital apps & widgets running on the WOWCube ® entertainment console.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents exceeded FDIC insured limits by $1,740,163 and $17,718, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020, and 2019, the Company determined that no reserve was necessary.

Intangible Assets

The Company capitalizes its intellectual property in connection with internally developed platform. Intellectual property will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Income Taxes

Cubios Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps: Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2)   Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3)   Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from the sale of its gaming entertainment services on its platform.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $200,903 and $69,998, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 11, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Payroll liabilities	42	3,036
Accrued expenses	134,589	67,263
Total Other Current Liabilities	**134,631**	**70,299**

4.   INTANGIBLE ASSETS

As of December 31, 2021, and December 31, 2020, intangible assets consist of:

As of Year Ended December 31,	2021	2020
Intelectual property	10,400	10,400
Intangible assets, at Cost	**10,400**	**10,400**
Accumulated amortization	(3,120)	(2,080)
Intangible assets, Net	$ 7,280	$ 8,320

Amortization expenses for intellectual property for the fiscal year ended December 31, 2021, and 2020 were in the amount of $1,040 and $1,040 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2021:

Period	Amortization expense
2022	(1,040)
2023	(1,040)
2024	(1,040)
2025	(1,040)
Thereafter	(3,120)
Total	$ (7,280)

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Shares with par value of $0.0001. As of December 31, 2021, and December 31, 2020, 2,520,269 shares and 2,194,666 shares have been issued and are outstanding, respectively.

Preferred Stock

The Company is authorized to issue 1,077,664 shares of Preferred Shares with $0.0001 par value. As of December 31, 2021, and December 31, 2020, 740,554 and 0 have been issued and are outstanding, respectively.

6. SHAREBASED COMPENSATION

During 2020, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,187,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (Performance Shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2020
Expected life (years)	10
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method, which takes the contractual life and vesting terms of the options into consideration.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	-	$	-	-
Granted	208,020	$	0.12	
Execised	-	$	-	
Expired/Cancelled	-	$	-	
Outstanding at December 31, 2020	208,020	$	0.12	8.62
Exercisable Options at December 31, 2020	208,020	$	0.12	8.62
Granted	728,445	$	0.12	
Execised	-	$	-	
Expired/Cancelled	-	$	-	
Outstanding at December 31, 2021	936,465	$	0.12	8.25
Exercisable Options at December 31, 2021	936,465	$	0.12	8.25

Stock option expenses for the years ended December 31, 2021, and December 31, 2020 were $25,834 and $15,970, respectively.

7.   DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2021					For the Year Ended December 2020				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
EIDL loan	$ 10,000	no contract signed	2020	Forgiven in 2021	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 10,000	$ -	$ 10,000
Loan agreement with BACHIASHVILI GEORGE	$ 30,000	1.00%	2/27/2019	2/27/2020	-	-	29,985	-	29,985	300	300	29,985	-	29,985
Total	$ 40,000				$ -	$ -	$ 29,985	$ -	$ 29,985	300	300	$ 39,985	$ -	$ 39,985

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ 29,985
2023	-
2024	-
Thereafter	-
Total	**$ 29,985**

Convertible Note(s)

The following is the summary of the convertible notes:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2020				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2019 Convertible Notes (2019A)	$ -	10.00%	Fiscal Year 2019 and 2020	12/31/2020	49,452	49,452	649,452	-	649,452
Total					$ 49,452	$ 49,452	$ 649,452	$ -	$ 649,452

The Convertible notes are convertible into Common Shares at a conversion price. The conversion price is equal to the lesser of (i) the cash price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.75, and (ii) the quotient resulting from dividing $20,000,000 by the number of outstanding shares of Common Stock of the Company immediately prior to the Qualified Financing Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

Convertible Note Conversion

During 2021, the Company converted $2,114,908 of notes and related accrued interest into 337,664 shares of Preferred Stock - Series A.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (817,278)	$ (343,825)
Valuation Allowance	817,278	343,825
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

CUBIOS INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2021 AND DECEMBER 31, 2020

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (1,367,195)	$ (549,917)
Valuation Allowance	1,367,195	549,917
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $4,581,754, and the Company had state net operating loss ("NOL") carryforwards of approximately $4,581,754. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATED PARTY

On November 18, 2020, the company received a Promissory Note in the amount of $10,000 from the founder, Ilya Osipov. The note bears an interest rate of 1% and it is due and payable on December 31, 2021. As of December 31, 2021, and December 31, 2020, the total outstanding amount was $288 and $10,000, respectively.

On February 3, 2022, the Company received a Promissory Note a Promissory Note agreement with a borrower, Maxim Filin, the CEO of the company, in the amount of $25,000. The note bears an interest rate of 1% and has maturity date set on December 31, 2022.

10. COMMITMENTS AND CONTINGENCIES

Operating Leases

On November 29, 2021, the company entered into a lease agreement with Dicorb Holdings, Inc to rent premises in Sarasota, Florida. The base rent is $1,700, and the lease ends on November 30, 2022. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

Year	Obligation
2022	$ 19,910
2023	-
2023	-
Thereafter	-
Total future minimum operating lease payments	**$ 19,910**

Rent expenses were in the amount of $20,076 and $8,025 as of December 31, 2021, and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through March 11, 2022, which is the date the financial statements were available to be issued.

On February 1, 2022, the Company issued 69,213 Restricted Stock Purchase Agreements (RSPA) to four employees.

On February 3, 2022, the Company received a Promissory Note a Promissory Note agreement with a borrower Maxim Filin, the CEO of the company, in the amount of $25,000. The note bears an interest rate of 1% and has maturity date is set on December 31, 2022.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Maxim Filin, Principal Executive Officer of Cubios Inc, hereby certify that the financial statements of Cubios Inc included in this Report are true and complete in all material respects.

Maxim Filin

CEO